COHEN & COMPANY INC.
Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19103

May 29, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Madeleine Joy Mateo

Re:	Cohen & Company Inc. Registration Statement on Form S-3 Filed on May 18, 2026 File No. 333-295997

Dear Ms. Mateo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cohen & Company Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m. Eastern Daylight Time on Tuesday, June 2, 2026, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Duane Morris LLP, by calling Barry Steinman at (215) 979-1910.

Very truly yours,

Cohen & Company Inc.

By:	/s/ Joseph W. Pooler, Jr.
Name:	Joseph W. Pooler, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Barry Steinman (Duane Morris LLP) Darrick Mix (Duane Morris LLP)